Prospectus supplement
(To prospectus dated December 1, 2005)



JPMorgan Chase & Co.

270 Park Avenue, New York, New York 10017 (212) 270-6000
Global Medium-Term Notes, Series E
Global Warrants, Series E
Global Units, Series E

We may offer our global medium-term notes, at one or more times. We describe the terms that will generally apply to those notes in this prospectus supplement and the attached prospectus. We will describe the specific terms of any particular notes we are offering in an attached term sheet, pricing supplement and/or product supplement, as the case may be. We refer to such term sheets, pricing supplements and product supplements generally as pricing supplements.

The following terms may apply to particular notes we may offer:

 MATURITY: Unless otherwise specified in the applicable pricing supplement, the notes will mature more than nine months from the date of issue.

 INTEREST: The notes will bear interest at either a fixed rate or a floating rate that varies during the lifetime of the relevant notes, which, in either case may be zero. Floating rates will be based on rates specified in the applicable pricing supplement.

 FLOATING RATES:

- CD Rate
- Federal Funds Rate
- EURIBOR
- Treasury Rate
- Commercial Paper Rate
- LIBOR
- Prime Rate
- CMT Rate

 Any floating interest rate may be adjusted by adding or subtracting a specified spread or margin or by applying a spread multiplier.

 CURRENCIES: The applicable pricing supplement will specify whether the notes will be denominated in U.S. dollars or some other currency.

 REDEMPTION: The notes may be either callable by us or puttable by you.

 EXCHANGEABLE: The notes may be optionally or mandatorily exchangeable for securities of an entity that is affiliated or not affiliated with us, for a basket or index of those securities, or for the cash value of those securities.

 PAYMENTS: Payments on the notes may be linked to currency prices, commodities, rates, debt or equity securities or other debt or equity instruments of entities affiliated or not affiliated with us, baskets of those securities or an index or indices of those securities, quantitative measures associated with an occurrence, extent of an occurrence, or contingency associated with a financial, commercial, or economic consequence, or economic or financial indices or measures of economic or financial risk or value.

 OTHER TERMS: As specified under "Description of the Notes" and in the attached pricing supplement.

We may offer from time to time global warrants that are debt warrants, currency warrants, interest rate warrants or universal warrants. Each warrant will either entitle or require you to purchase or sell (1) securities issued by us or by an entity affiliated or not affiliated with us, a basket of those securities, an index or indices of those securities or any combination of the above, (2) currencies or (3) commodities. The specific terms of any warrants that we offer will be included in the applicable pricing supplement.

We may offer from time to time global units that include any combination of notes or warrants. The specific terms of any units we offer will be included in the applicable pricing supplement.

Investing in the securities involves risks. See "Foreign Currency Risks" beginning on page S-2.

Unless otherwise specified in the applicable pricing supplement, the securities will not be listed on any securities exchange.

The securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The securities are not secured.

These securities have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan Securities Inc. has agreed to use reasonable efforts to solicit offers to purchase these securities as our selling agent to the extent it is named in the applicable pricing supplement. Certain other selling agents to be named in the applicable pricing supplement may also be used to solicit such offers on a reasonable efforts basis. The agents may also purchase these securities as principal at prices to be agreed upon at the time of sale. The agents may resell any securities they purchase as principal at prevailing market prices, or at other prices, as the agents determine.

JPMorgan

October 12, 2006

TABLE OF CONTENTS

Prospectus Supplement	Page
About this Prospectus Supplement	S-1
Foreign Currency Risks	S-2
Description of Notes	S-4
Description of Warrants	S-20
Description of Units	S-21
The Depositary	S-23
Series E Securities Offered on a Global Basis	S-25
United States Federal Taxation	S-28
Plan of Distribution	S-36
Legal Matters	S-37

Prospectus	Page
Where You Can Find More Information	1
JPMorgan Chase & Co.	3
Consolidated Ratios of Earnings to Fixed Charges	5
Use of Proceeds	5
Description of Debt Securities	6
Description of Warrants	13
Description of Units	18
Description of Purchase Contracts	22
Forms of Securities	24
Plan of Distribution	28
Experts	31
Legal Opinions	31
Benefit Plan Investor Considerations	31

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus and any additional prospectus supplement and pricing supplements. We have not authorized anyone else to provide you with different or additional information. We are offering to sell these securities and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted.

You should not assume that the information in this prospectus supplement, the prospectus, the applicable pricing supplement or any document incorporated by reference is accurate as of any date other than their respective dates.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

We may offer from time to time medium-term notes, warrants and units described in this prospectus supplement. We will sell the notes, the warrants and the units primarily in the United States, but we may also sell them outside the United States or both in and outside the United States simultaneously. We refer to the notes, warrants and units offered under this prospectus supplement as our "Series E medium-term notes, " our "Series E warrants" and our "Series E units." We refer to the offering of the Series E medium-term notes, the Series E warrants and the Series E units as our "Series E Program."

As used in this prospectus supplement, the "Company," "we," "us," or "our" refer to JPMorgan Chase & Co.

FOREIGN CURRENCY RISKS

You should consult your financial and legal advisors as to any specific risks entailed by an investment in notes, warrants or units that are denominated or payable in, or the payment of which is linked to the value of, foreign currency. These notes, warrants or units are not appropriate investments for investors who are not sophisticated in foreign currency transactions.

The information set forth in this prospectus supplement is directed to prospective purchasers who are United States residents. We disclaim any responsibility to advise prospective purchasers who are residents of countries other than the United States of any matters arising under foreign law that may affect the purchase of or holding of, or the receipt of payments on, the notes, warrants or units. These persons should consult their own legal and financial advisors concerning these matters.

Exchange Rates and Exchange Controls May Affect the Securities' Value or Return

General Exchange Rate and Exchange Control Risks. An investment in a note, warrant or unit that is denominated or payable in, or the payment of which is linked to the value of, currencies other than U.S. dollars entails significant risks. These risks include the possibility of significant changes in rates of exchange between the U.S. dollar and the relevant foreign currencies and the possibility of the imposition or modification of exchange controls by either the U.S. or foreign governments. These risks generally depend on economic and political events over which we have no control.

Exchange Rates Will Affect Your Investment. In recent years, rates of exchange between U.S. dollars and some foreign currencies have been highly volatile and this volatility may continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of any note, warrant or unit. Depreciation against the U.S. dollar of the currency in which a note, warrant or unit is payable would result in a decrease in the effective yield of the note below its coupon rate or in the payout of the note, warrant or unit and could result in an overall loss to you on a U.S. dollar basis. In addition, depending on the specific terms of a currency-linked note, changes in exchange rates relating to any of the relevant currencies could result in a decrease in its effective yield and in your loss of all or a substantial portion of the value of that note.

There May Be Specific Exchange Rate Risks Applicable to Warrants. Fluctuations in the rates of exchange between U.S. dollars and any other currency (i) in which the exercise price of a warrant is payable, (ii) in which the value of the property underlying a warrant is quoted or (iii) to be purchased or sold by exercise of a warrant or in the rates of exchange among any of these foreign currencies may change the value of a warrant or a unit that includes a warrant. You could lose money on your investment as a result of these fluctuations, even if the spot price of the property underlying the warrant were such that the warrant appeared to be "in the money."

We Have No Control Over Exchange Rates. Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a country's central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect the U.S. dollar-equivalent yields or payouts for (i) notes denominated or payable in currencies other than U.S. dollars, (ii) currency-linked notes, (iii) warrants where the exercise price is denominated in a foreign currency or where the value of the property underlying the warrants is quoted in a foreign currency and (iv) warrants to purchase or sell foreign currency.

We will not make any adjustment or change in the terms of the notes, warrants or units in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the U.S. dollar or any applicable foreign currency. You will bear those risks.

Some Foreign Currencies May Become Unavailable. Governments have imposed from time to time, and may in the future impose, exchange controls that could also affect the availability of a specified foreign currency. Even if there are no actual exchange controls, it is possible that the applicable currency for any security not denominated in U.S. dollars would not be available when payments on that security are due.

Alternative Payment Method Used if Payment Currency Becomes Unavailable. If a payment currency is unavailable, we would make required payments in U.S. dollars on the basis of the market exchange rate. However, if the applicable currency for any security is not available because the euro has been substituted for that currency, we would make the payments in euro. The mechanisms for making payments in these alternative currencies are explained in "Description of Notes — Interest and Principal Payments" below.

We Will Provide Currency Exchange Information in Pricing Supplements. The applicable pricing supplement will include information regarding current applicable exchange controls, if any, and historic exchange rate information for any note, warrant or unit denominated or payable in a foreign currency or requiring payments that are related to the value of a foreign currency. That information will be furnished only for information purposes. You should not assume that any historic information concerning currency exchange rates will be representative of the range of or trends in fluctuations in currency exchange rates that may occur in the future.

Currency Conversions May Affect Payments on Some Securities

The applicable pricing supplement may provide for (i) payments on a non-U.S. dollar denominated note, warrant or unit to be made in U.S. dollars or (ii) payments on a U.S. dollar denominated note, warrant or unit to be made in a currency other than U.S. dollars. In these cases, the exchange rate agent identified in the pricing supplement will convert the currencies. You will bear the costs of conversion through deductions from those payments.

Exchange Rates May Affect the Value of a New York Judgment Involving Non-U.S. Dollar Securities

The notes, warrants and units will be governed by and construed in accordance with the laws of the State of New York. Unlike many courts in the United States outside the State of New York, the courts in the State of New York customarily enter judgments or decrees for money damages in the foreign currency in which notes, warrants and units are denominated. These amounts would then be converted into U.S. dollars at the rate of exchange in effect on the date the judgment or decree is entered. You would bear the foreign currency risk during litigation.

Additional risks specific to particular securities issued under our Series E Program will be detailed in the applicable pricing supplements.

DESCRIPTION OF NOTES

Investors should carefully read the general terms and provisions of our debt securities in "Description of Debt Securities" in the prospectus. This section supplements that description. The pricing supplement will add specific terms for each issuance of notes and may modify or replace any of the information in this section and in "Description of Debt Securities" in the prospectus. If a note is offered as part of a unit, investors should also review the information in "Description of Units" in the prospectus and in this prospectus supplement.

General Terms of Notes

We may issue notes under an Indenture dated May 25, 2001, between us and Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as trustee. We refer to the Indenture, as may be supplemented from time to time, as the "Indenture." The Series E medium-term notes issued under the Indenture will constitute a single series under the Indenture, together with any medium-term notes we have issued in the past or that we issue in the future under the Indenture that we designate as being part of that series. We may create and issue additional notes with the same terms as previous issuances of Series E medium-term notes, so that the additional notes will be considered as part of the same issuance as the earlier notes.

Outstanding Indebtedness of the Company. The Indenture does not limit the amount of additional indebtedness that we may incur. At October 6, 2006, we had approximately $769,455,000 aggregate principal amount of Series E medium-term notes outstanding and have authorized $4,407,718,000 of Series E medium-term notes for issuance.

Terms May be Specified in One or More Prospectus Supplements, Product Supplements and/or Pricing Supplements (together referred to herein as a "pricing supplement"). A pricing supplement will specify the following terms of any issuance of our Series E medium-term notes to the extent applicable:

- the specific designation of the notes;
- the issue price (price to public);
- the aggregate principal amount;
- the denominations or minimum denominations;
- the original issue date;
- the stated maturity date and any terms related to any extension of the maturity date;
- whether the notes are fixed rate notes, floating rate notes or notes with original issue discount;
- for fixed rate notes, the rate per year at which the notes will bear interest, if any, or the method of calculating that rate and the dates on which interest will be payable;
- for floating rate notes, the base rate, the index maturity, the spread, the spread multiplier, the initial interest rate, the interest reset periods, the interest payment dates, the maximum interest rate, the minimum interest rate and any other terms relating to the particular method of calculating the interest rate for the note;
- whether the notes may be redeemed, in whole or in part, at our option or repaid at your option, prior to the stated maturity date, and the terms of any redemption or repayment;
- whether the notes are currency-linked notes and/or notes linked to commodities, rates, debt or equity securities or other debt or equity instruments of entities affiliated or not affiliated with us, baskets of those securities or an index or indices of those securities, quantitative measures associated with an occurrence, extent of an occurrence, or contingency associated with a financial, commercial, or economic consequence, or economic or financial indices or measures of economic or financial risk or value;
- the terms on which holders of the notes may convert or exchange them into or for stock or other securities of entities affiliated or not affiliated with us, or for the cash value of any of these securities or for any other property, any specific terms relating to the adjustment of the conversion or exchange feature and the period during which the holders may effect the conversion or exchange;
- if any note is not denominated and payable in U.S. dollars, the currency or currencies in which the principal, premium, if any, and interest, if any, will be paid, which we refer to as the "specified currency," along with any other terms relating to the non-U.S. dollar denomination, including

exchange rates as against the U.S. dollar at selected times during the last five years and any exchange controls affecting that specified currency;

- whether and under what circumstances we will pay additional amounts on the notes for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem those debt securities rather than pay the additional amounts;
- whether the notes will be listed on any stock exchange;
- whether the notes will be issued in book-entry or certificated form;
- if the notes are in book-entry form, whether the notes will be offered on a global basis to investors through Euroclear and Clearstream, Luxembourg as well as through the Depositary (each as defined below); and
- any other terms on which we will issue the notes.

Some Definitions. We have defined some of the terms that we use frequently in this prospectus supplement below:

A "business day" means any day, other than a Saturday or Sunday, (i) that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close (a) for all notes, in The City of New York, (b) for notes denominated in a specified currency other than U.S. dollars, euro or Australian dollars, in the principal financial center of the country of the specified currency or (c) for notes denominated in Australian dollars, in Sydney; and (ii) for notes denominated in euro, a day that is also a TARGET Settlement Day.

"Clearstream, Luxembourg" means Clearstream Banking, société anonyme.

"Depositary" means The Depository Trust Company, New York, New York.

"Euro LIBOR notes" means LIBOR notes for which the index currency is euros.

"Euroclear operator" means Euroclear Bank S.A./N.V., as operator of the Euroclear System.

An "interest payment date" for any note means a date on which, under the terms of that note, regularly scheduled interest is payable.

"London banking day" means any day on which dealings in deposits in the relevant index currency are transacted in the London interbank market.

The "record date" for any interest payment date is the date 15 calendar days prior to that interest payment date, whether or not that date is a business day, unless another date is specified in the applicable pricing supplement.

"TARGET Settlement Day" means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer System ("TARGET") is open.

References in this prospectus supplement to "U.S. dollar," or "U.S.$" or "$" are to the currency of the United States of America.

Forms of Notes

We will offer the notes on a continuing basis and will issue notes only in fully registered form either as book-entry notes or as certificated notes. We may issue the notes either alone or as part of a unit. References to "holders" mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through one or more depositaries.

Book-Entry Notes. For notes in book-entry form, we will issue one or more global certificates representing the entire issue of notes. Except as set forth in the prospectus under "Forms of Securities — Global Securities," you may not exchange book-entry notes or interests in book-entry notes for certificated notes.

Each global note certificate representing book-entry notes will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or nominee of the Depositary. These certificates name the Depositary or its nominee as the owner of the notes. The Depositary maintains a computerized system that will reflect the interests held by its participants in the global notes. An investor's beneficial interest will be reflected in the records of the Depositary's direct or indirect participants through an account maintained by the investor with its broker/dealer, bank, trust company or other representative. A further description of the Depositary's procedures for global notes representing book-entry notes is set forth in the prospectus under "Forms of Securities — Global Securities." The Depositary has confirmed to us, the agents and the trustee that it intends to follow these procedures.

Certificated Notes. If we issue notes in certificated form, the certificate will name the investor or the investor's nominee as the owner of the note. The person named in the note register will be considered the owner of the note for all purposes under the Indenture. For example, if we need to ask the holders of the notes to vote on a proposed amendment to the notes, the person named in the note register will be asked to cast any vote regarding that note. If you have chosen to have some other entity hold the certificates for you, that entity will be considered the owner of your note in our records and will be entitled to cast the vote regarding your note. You may not exchange certificated notes for book-entry notes or interests in book-entry notes.

Denominations. We will issue the notes:

- for U.S. dollar-denominated notes unless otherwise specified in the applicable pricing supplement, in denominations of $1,000 or any amount greater than $1,000 that is an integral multiple of $1,000; or
- for notes denominated in a specified currency other than U.S. dollars, in denominations of the equivalent of $1,000, rounded to an integral multiple of 1,000 units of the specified currency, or any larger integral multiple of 1,000 units of the specified currency, as determined by reference to the market exchange rate, as defined under "— Interest and Principal Payments — Unavailability of Foreign Currency" below, on the business day immediately preceding the date of issuance.

Interest and Principal Payments

Payments, Exchanges and Transfers. Holders may present notes for payment of principal, premium, if any, and interest, if any, register the transfer of the notes and exchange the notes at JPMorgan Chase Bank, National Association, acting through its corporate trust office at 4 New York Plaza, New York, New York 10004, as our current agent for the payment, transfer and exchange of the notes. We refer to JPMorgan Chase Bank, National Association, acting in this capacity, as the paying agent. However, holders of global notes may transfer and exchange global notes only in the manner and to the extent set forth under "Forms of Securities — Global Securities" in the prospectus.

We will not be required to:

- register the transfer or exchange of any note if the holder has exercised the holder's right, if any, to require us to repurchase the note, in whole or in part, except the portion of the note not required to be repurchased;
- register the transfer or exchange of notes to be redeemed for a period of fifteen calendar days preceding the mailing of the relevant notice of redemption; or
- register the transfer or exchange of any registered note selected for redemption in whole or in part, except the unredeemed or unpaid portion of that registered note being redeemed in part.

No service charge will be made for any registration or transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration of transfer or exchange of notes.

Although we anticipate making payments of principal, premium, if any, and interest, if any, on most notes in U.S. dollars, some notes may be payable in foreign currencies as specified in the applicable pricing supplement. Currently, few facilities exist in the United States to convert U.S. dollars into foreign currencies and vice versa. In addition, most U.S. banks do not offer non-U.S. dollar denominated checking or savings account facilities. Accordingly, unless alternative arrangements are made, we will pay principal, premium, if any, and interest, if any, on notes that are payable in a foreign currency to an account at a bank outside the United States, which, in the case of a note payable in euro, will be made by credit or transfer to a euro account specified by the payee in a country for which the euro is the lawful currency.

Recipients of Payments. The paying agent will pay interest to the person in whose name the note is registered at the close of business on the applicable record date. However, upon maturity, redemption or repayment, the paying agent will pay any interest due to the person to whom it pays the principal of the note. The paying agent will make the payment of interest on the date of maturity, redemption or repayment, whether or not that date is an interest payment date. The paying agent will make the initial interest payment on a note on the first interest payment date falling after the date of issuance, unless the date of issuance is less than 15 calendar days before an interest payment date. In that case, the paying agent will pay interest on the next succeeding interest payment date to the holder of record on the record date corresponding to the succeeding interest payment date.

Book-Entry Notes. The paying agent will make payments of principal, premium, if any, and interest, if any, to the account of the Depositary, as holder of book-entry notes, by wire transfer of immediately available funds. We expect that the Depositary, upon receipt of any payment, will immediately credit its participants' accounts in amounts proportionate to their respective beneficial interests in the book-entry notes as shown on the records of the Depositary. We also expect that payments by the Depositary's participants to owners of beneficial interests in the book-entry notes will be governed by standing customer instructions and customary practices and will be the responsibility of those participants.

Certificated Notes. Except as indicated below for payments of interest at maturity, redemption or repayment, the paying agent will make U.S. dollar payments of interest either:

- by check mailed to the address of the person entitled to payment as shown on the note register; or
- for a holder of at least $10,000,000 in aggregate principal amount of certificated notes having the same interest payment date, by wire transfer of immediately available funds, if the holder has given written notice to the paying agent not later than 15 calendar days prior to the applicable interest payment date.

U.S. dollar payments of principal, premium, if any, and interest, if any, upon maturity, redemption or repayment on a note will be made in immediately available funds against presentation and surrender of the note.

Payment Procedures for Book-Entry Notes Denominated in a Foreign Currency. Book-entry notes payable in a specified currency other than U.S. dollars will provide that a beneficial owner of interests in those notes may elect to receive all or a portion of the payments of principal, premium, if any, or interest, if any, in U.S. dollars. In those cases, the Depositary will elect to receive all payments with respect to the beneficial owner's interest in the notes in U.S. dollars, unless the beneficial owner takes the following steps:

- The beneficial owner must give complete instructions to the direct or indirect participant through which it holds the book-entry notes of its election to receive those payments in the specified currency other than U.S. dollars by wire transfer to an account specified by the beneficial owner with a bank located outside the United States. In the case of a note payable in euro, the account must be a euro account in a country for which the euro is the lawful currency.
- The participant must notify the Depositary of the beneficial owner's election on or prior to the third business day after the applicable record date, for payments of interest, and on or prior to the twelfth business day prior to the maturity date or any redemption or repayment date, for payment of principal or premium.
- The Depositary will notify the paying agent of the beneficial owner's election on or prior to the fifth business day after the applicable record date, for payments of interest, and on or prior to the tenth business day prior to the maturity date or any redemption or repayment date, for payment of principal or premium.

Beneficial owners should consult their participants in order to ascertain the deadline for giving instructions to participants in order to ensure that timely notice will be delivered to the Depositary.

Payment Procedures for Certificated Notes Denominated in a Foreign Currency. For certificated notes payable in a specified currency other than U.S. dollars, the notes may provide that the holder may elect to receive all or a portion of the payments on those notes in U.S. dollars. To do so, the holder must send a written request to the paying agent:

- for payments of interest, on or prior to the fifth business day after the applicable record date; or
- for payments of principal, at least ten business days prior to the maturity date or any redemption or repayment date.

To revoke this election for all or a portion of the payments on the certificated notes, the holder must send written notice to the paying agent:

- at least five business days prior to the applicable record date, for payment of interest; or
- at least ten calendar days prior to the maturity date or any redemption or repayment date, for payments of principal.

If the holder does not elect to be paid in U.S. dollars, the paying agent will pay the principal, premium, if any, or interest, if any, on the certificated notes:

- by wire transfer of immediately available funds in the specified currency to the holder's account at a bank located outside the United States, and in the case of a note payable in euro, in a country for which the euro is the lawful currency, if the paying agent has received the holder's written wire transfer instructions not less than 15 calendar days prior to the applicable payment date; or
- by check payable in the specified currency mailed to the address of the person entitled to payment that is specified in the note register, if the holder has not provided wire instructions.

However, the paying agent will pay only the principal of the certificated notes, any premium and interest, if any, due at maturity, or on any redemption or repayment date, upon surrender of the certificated notes at the office or agency of the paying agent.

Determination of Exchange Rate for Payments in U.S. Dollars for Notes Denominated in a Foreign Currency. The exchange rate agent identified in the relevant pricing supplement will convert the specified currency into U.S. dollars for holders who elect to receive payments in U.S. dollars and for beneficial owners of book-entry notes that do not follow the procedures we have described immediately above. The conversion will be based on the highest bid quotation in The City of New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date from three recognized foreign exchange dealers for the purchase by the quoting dealer:

- of the specified currency for U.S. dollars for settlement on the payment date;
- in the aggregate amount of the specified currency payable to those holders or beneficial owners of notes; and
- at which the applicable dealer commits to execute a contract.

One of the dealers providing quotations may be the exchange rate agent unless the exchange rate agent is our affiliate. If those bid quotations are not available, payments will be made in the specified currency. The holders or beneficial owners of notes will pay all currency exchange costs by deductions from the amounts payable on the notes.

Unavailability of Foreign Currency. The relevant specified currency may not be available to us for making payments of principal of, premium, if any, or interest, if any, on any note. This could occur due to the imposition of exchange controls or other circumstances beyond our control or if the specified currency is no longer used by the government of the country issuing that currency or by public institutions within the international banking community for the settlement of transactions. If the specified currency is unavailable, we may satisfy our obligations to holders of the notes by making those payments on the date of payment in U.S. dollars on the basis of the noon dollar buying rate in The City of New York for cable transfers of the currency or currencies in which a payment on any note was to be made, published by the Federal Reserve Bank of New York, which we refer to as the "market exchange rate." If that rate of exchange is not then available or is not published for a particular payment currency, the market exchange rate will be based on the highest bid quotation in The City of New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date from three recognized foreign exchange dealers for the purchase by the quoting dealer:

- of the specified currency for U.S. dollars for settlement on the payment date;
- in the aggregate amount of the specified currency payable to those holders or beneficial owners of notes; and
- at which the applicable dealer commits to execute a contract.

One of the dealers providing quotations may be the exchange rate agent unless the exchange rate agent is our affiliate. If those bid quotations are not available, the exchange rate agent will determine the market exchange rate at its sole discretion.

These provisions do not apply if a specified currency is unavailable because it has been replaced by the euro. If the euro has been substituted for a specified currency, we may at our option, or will, if required by applicable law, without the consent of the holders of the affected notes, pay the principal of, premium, if any, or interest, if any, on any note denominated in the specified currency in euro instead of the specified currency, in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty establishing the European Community, as amended by the treaty on European Union. Any payment made in U.S. dollars or in euro as described above where the required payment is in an unavailable specified currency will not constitute an event of default.

Discount Notes. Some notes may be considered to be issued with original issue discount, which must be included in income for United States federal income tax purposes at a constant yield. See "United States Federal Taxation — Tax Consequences to United States Holders — Original Issue Discount" below. If the principal of any note that is considered to be issued with original issue discount is declared to be due and payable immediately as described under "Description of Debt Securities — Events of Default" in the prospectus, the amount of principal due and payable on that note will be limited to:

- the aggregate principal amount of the note multiplied by the sum of
- its issue price, expressed as a percentage of the aggregate principal amount, plus
- the original issue discount amortized from the date of issue to the date of declaration, expressed as a percentage of the aggregate principal amount.

The amortization will be calculated using the "interest method," computed in accordance with generally accepted accounting principles in effect on the date of declaration. See the applicable pricing supplement for any special considerations applicable to these notes.

Fixed Rate Notes

Each fixed rate note will bear interest from the date of issuance at the annual rate stated on its face until the principal is paid or made available for payment.

How Interest Is Calculated. Interest on fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

How Interest Accrues. Interest on fixed rate notes will accrue from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date or any other date specified in a pricing supplement on which interest begins to accrue. Interest will accrue to but excluding the next interest payment date, or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under "— If a Payment Date Is Not a Business Day."

When Interest Is Paid. Payments of interest on fixed rate notes will be made on the interest payment dates specified in the applicable pricing supplement. However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

Amount of Interest Payable. Interest payments for fixed rate notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to but excluding the relevant interest payment date or date of maturity or earlier redemption or repayment, as the case may be.

If a Payment Date Is Not a Business Day. If any scheduled interest payment date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, we may pay interest, if any, and principal and premium, if any, on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.

Floating Rate Notes

Each floating rate note will mature on the date specified in the applicable pricing supplement.

Each floating rate note will bear interest at a floating rate determined by reference to an interest rate or interest rate formula, which we refer to as the "base rate." The base rate may be one or more of the following:

- the CD rate,
- the commercial paper rate,
- EURIBOR,
- the federal funds rate,
- LIBOR,
- the prime rate,
- the Treasury rate,
- the CMT rate, or

- any other rate or interest rate formula specified in the applicable pricing supplement and in the floating rate note.

Formula for Interest Rates. The interest rate on each floating rate note will be calculated by reference to:

- the specified base rate based on the index maturity,
- plus or minus the spread, if any, and/or
- multiplied by the spread multiplier, if any.

For any floating rate note, "index maturity" means the period of maturity of the instrument or obligation from which the base rate is calculated and will be specified in the applicable pricing supplement. The "spread" is the number of basis points (one one-hundredth of a percentage point) specified in the applicable pricing supplement to be added to or subtracted from the base rate for a floating rate note. The "spread multiplier" is the percentage specified in the applicable pricing supplement to be applied to the base rate for a floating rate note. The interest rate on any inverse floating rate note will also be calculated by reference to a fixed rate.

Limitations on Interest Rate. A floating rate note may also have either or both of the following limitations on the interest rate:

- a maximum limitation, or ceiling, on the rate of interest which may accrue during any interest period, which we refer to as the "maximum interest rate"; and/or
- a minimum limitation, or floor, on the rate of interest that may accrue during any interest period, which we refer to as the "minimum interest rate."

Any applicable maximum interest rate or minimum interest rate will be set forth in the applicable pricing supplement.

In addition, the interest rate on a floating rate note may not be higher than the maximum rate permitted by New York law, as that rate may be modified by United States law of general application. Under current New York law, the maximum rate of interest, subject to some exceptions, for any loan in an amount less than $250,000 is 16% and for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per annum on a simple interest basis. These limits do not apply to loans of $2,500,000 or more.

How Floating Interest Rates Are Reset. The interest rate in effect from the date of issue to the first interest reset date for a floating rate note will be the initial interest rate specified in the applicable pricing supplement. We refer to this rate as the "initial interest rate." The interest rate on each floating rate note may be reset daily, weekly, monthly, quarterly, semiannually or annually. This period is the "interest reset period" and the first day of each interest reset period is the "interest reset date." The "interest determination date" for any interest reset date is the day the calculation agent identified in the applicable pricing supplement will refer to when determining the new interest rate at which a floating rate will reset, and is applicable as follows:

- for federal funds rate notes and prime rate notes, the interest determination date will be on the business day prior to the interest rate reset date;
- for CD rate notes, commercial paper rate notes, prime rate notes and CMT rate notes, the interest determination date will be the second business day prior to the interest reset date;
- for EURIBOR notes or Euro LIBOR notes, the interest determination date will be the second TARGET Settlement Day, as defined above under "— General Terms of Notes — Some Definitions," prior to the interest reset date;
- for LIBOR notes (other than Euro LIBOR notes), the interest determination date will be the second London banking day prior to the interest reset date, except that the interest determination date pertaining to an interest reset date for a LIBOR note for which the index currency is pounds sterling will be the interest reset date; and
- for Treasury rate notes, the interest determination date will be the day of the week in which the interest reset date falls on which Treasury bills would normally be auctioned.

Treasury bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, but the auction may be held on the preceding Friday. If, as the result of a legal holiday, the auction is held on the preceding Friday, that Friday will be the interest determination date pertaining to the interest reset date occurring in the next succeeding week. If an auction falls on a day that is an interest reset date, that interest reset date will be the next following business day.

The interest reset dates will be specified in the applicable pricing supplement. If an interest reset date for any floating rate note falls on a day that is not a business day, it will be postponed to the following business day, except that, in the case of a EURIBOR note or a LIBOR note, if that business day is in the next calendar month, the interest reset date will be the immediately preceding business day.

The interest rate in effect for the ten calendar days immediately prior to maturity, redemption or repayment will be the one in effect on the tenth calendar day preceding the maturity, redemption or repayment date.

In the detailed descriptions of the various base rates which follow, the "calculation date" pertaining to an interest determination date means the earlier of (i) the tenth calendar day after that interest determination date, or, if that day is not a business day, the next succeeding business day, and (ii) the business day immediately preceding the applicable interest payment date or maturity date or, for any principal amount to be redeemed or repaid, any redemption or repayment date.

How Interest Is Calculated. Interest on floating rate notes will accrue from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date or any other date specified in a pricing supplement on which interest begins to accrue. Interest will accrue to but excluding the next interest payment date or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under "— If a Payment Date Is Not a Business Day."

The applicable pricing supplement will specify a calculation agent for any issue of floating rate notes. Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date for that floating rate note.

For a floating rate note, accrued interest will be calculated by multiplying the principal amount of the floating rate note by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day:

- by 360, in the case of CD rate notes, commercial paper rate notes, EURIBOR notes, federal funds rate notes, LIBOR notes (except for LIBOR notes denominated in pounds sterling) and prime rate notes;
- by 365, in the case of LIBOR notes denominated in pounds sterling; or
- by the actual number of days in the year, in the case of Treasury rate notes and CMT rate notes.

For these calculations, the interest rate in effect on any interest reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding interest reset date or, if none, the initial interest rate.

All percentages used in or resulting from any calculation of the rate of interest on a floating rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005% rounded up to 0.00001%), and all U.S. dollar amounts used in or resulting from these calculations on floating rate notes will be rounded to the nearest cent (with one-half cent rounded upward). All Japanese Yen amounts used in or resulting from these calculations will be rounded downward to the next lower whole Japanese Yen amount. All amounts denominated in any other currency used in or resulting from these calculations will be rounded to the nearest two decimal places in that currency with 0.005 being rounded upward to 0.01.

When Interest Is Paid. We will pay interest on floating rate notes on the interest payment dates specified in the applicable pricing supplement. However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date.

If a Payment Date Is Not a Business Day. If any scheduled interest payment date, other than the maturity date or any earlier redemption or repayment date, for any floating rate note falls on a day that is not a business day, it will be postponed to the following business day, except that, in the case of a EURIBOR note or a LIBOR note, if that business day would fall in the next calendar month, the interest payment date will be the immediately preceding business day. If the scheduled maturity date or any earlier redemption or repayment date of a floating rate note falls on a day that is not a business day, the payment of principal, premium, if any, and interest, if any, will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the maturity, redemption or repayment date.

Base Rate Notes

CD Rate Notes

CD rate notes will bear interest at the interest rates specified in the CD rate notes and in the applicable pricing supplement. Those interest rates will be based on the CD rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "CD rate" means, for any interest determination date, the rate on that date for negotiable U.S. dollar certificates of deposit having the index maturity specified in the applicable pricing supplement as published by the Board of Governors of the Federal Reserve System in "Statistical Release H.15(519), Selected Interest Rates," or any successor publication of the Board of Governors of the Federal Reserve System ("H.15(519)") under the heading "CDs (Secondary Market)."

The following procedures will be followed if the CD rate cannot be determined as described above:

- If the above rate is not published in H.15(519) by 3:00 p.m., New York City time, on the calculation date, the CD rate will be the rate on that interest determination date set forth in the daily update of H.15(519), available through the world wide website of the Board of Governors of the Federal Reserve System, or any successor site or publication, which is commonly referred to as the "H.15 Daily Update," for the interest determination date for certificates of deposit having the index maturity specified in the applicable pricing supplement, under the caption "CDs (Secondary Market)."

- If the above rate is not yet published in either H.15(519) or the H.15 Daily Update by 3:00 p.m., New York City time, on the calculation date, the calculation agent will determine the CD rate to be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on that interest determination date of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in The City of New York, which may include the agent and its affiliates, selected by the calculation agent, after consultation with us, for negotiable U.S. dollar certificates of deposit of major U.S. money center banks of the highest credit standing in the market for negotiable certificates of deposit with a remaining maturity closest to the index maturity specified in the applicable pricing supplement in an amount that is representative for a single transaction in that market at that time.

- If the dealers selected by the calculation agent are not quoting as set forth above, the CD rate for that interest determination date will remain the CD rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

Commercial Paper Rate Notes

Commercial paper rate notes will bear interest at the interest rates specified in the commercial paper rate notes and in the applicable pricing supplement. Those interest rates will be based on the commercial paper rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "commercial paper rate" means, for any interest determination date, the money market yield, calculated as described below, of the rate on that date for commercial paper having the index maturity specified in the applicable pricing supplement, as that rate is published in H.15(519), under the heading "Commercial Paper — Nonfinancial."

The following procedures will be followed if the commercial paper rate cannot be determined as described above:

- If the above rate is not published by 3:00 p.m., New York City time, on the calculation date, then the commercial paper rate will be the money market yield of the rate on that interest determination date for commercial paper of the index maturity specified in the applicable pricing supplement as published in the H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the heading "Commercial Paper — Nonfinancial."

- If by 3:00 p.m., New York City time, on that calculation date the rate is not yet published in either H.15(519) or the H.15 Daily Update, then the calculation agent will determine the commercial paper rate to be the money market yield of the arithmetic mean of the offered rates as of 11:00 a.m., New York City time, on that interest determination date of three leading dealers of U.S. dollar commercial paper in The City of New York, which may include the agent and its affiliates, selected by the calculation agent, after consultation with us, for commercial paper of the index maturity specified in the applicable pricing supplement, placed for an industrial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized statistical rating agency.

- If the dealers selected by the calculation agent are not quoting as set forth above, the commercial paper rate for that interest determination date will remain the commercial paper rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

The "money market yield" will be a yield calculated in accordance with the following formula:

$$\text{money market yield} = \frac{D \times 360}{360 - (D \times M)} \times 100$$

where "D" refers to the applicable per year rate for commercial paper quoted on a bank discount basis and expressed as a decimal and "M" refers to the actual number of days in the interest period for which interest is being calculated.

EURIBOR Notes

EURIBOR notes will bear interest at the interest rates specified in the EURIBOR notes and in the applicable pricing supplement. That interest rate will be based on EURIBOR and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

"EURIBOR" means, for any interest determination date, the rate for deposits in euros as sponsored, calculated and published jointly by the European Banking Federation and ACI — The Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing those rates, for the index maturity specified in the applicable pricing supplement as that rate appears on the display on Moneyline Telerate, or any successor service, on page 248 or any other page as may replace page 248 on that service, which is commonly referred to as "Telerate Page 248," as of 11:00 a.m. (Brussels time).

The following procedures will be followed if the rate cannot be determined as described above:

- If the above rate does not appear, the calculation agent will request the principal Euro-zone office of each of four major banks in the Euro-zone interbank market, as selected by the calculation agent, after consultation with us, to provide the calculation agent with its offered rate for deposits in euros, at approximately 11:00 a.m. (Brussels time) on the interest determination date, to prime banks in the Euro-zone interbank market for the index maturity specified in the applicable pricing supplement commencing on the applicable interest reset date, and in a principal amount not less than the equivalent of U.S.$1 million in euro that is representative of a single transaction in euro, in that market at that time. If at least two quotations are provided, EURIBOR will be the arithmetic mean of those quotations.

- If fewer than two quotations are provided, EURIBOR will be the arithmetic mean of the rates quoted by four major banks in the Euro-zone interbank market, as selected by the calculation agent, after consultation with us, at approximately 11:00 a.m. (Brussels time), on the applicable interest reset date for loans in euro to leading European banks for a period of time equivalent to the index maturity specified in the applicable pricing supplement commencing on that interest reset date in a principal amount not less than the equivalent of U.S.$1 million in euro.

- If the banks so selected by the calculation agent are not quoting as set forth above, EURIBOR for that interest determination date will remain EURIBOR for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

"Euro-zone" means the region comprising member states of the European Union that have adopted the single currency in accordance with the relevant treaty of the European Union, as amended.

Federal Funds Rate Notes

Federal funds rate notes will bear interest at the interest rates specified in the federal funds rate notes and in the applicable pricing supplement. Those interest rates will be based on the federal funds rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "federal funds rate" means, for any interest determination date, the rate on that date for federal funds as published in H.15(519) under the heading "Federal Funds (Effective)" as displayed on Moneyline Telerate, or any successor service, on page 120 or any other page as may replace the applicable page on that service, which is commonly referred to as "Telerate Page 120."

The following procedures will be followed if the federal funds rate cannot be determined as described above:

- If the above rate is not published by 3:00 p.m., New York City time, on the calculation date, the federal funds rate will be the rate on that interest determination date as published in the H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the heading "Federal Funds/Effective Rate."

- If the above rate is not yet published in either H.15(519) or the H.15 Daily Update by 3:00 p.m., New York City time, on the calculation date, the calculation agent will determine the federal funds rate to be the arithmetic mean of the rates for the last transaction in overnight U.S. dollar federal funds by each of three leading brokers of U.S. dollar federal funds transactions in The City of New York, which may include the agent and its affiliates, selected by the calculation agent, after consultation with us, prior to 9:00 a.m., New York City time, on that interest determination date.
- If the brokers selected by the calculation agent are not quoting as set forth above, the federal funds rate for that interest determination date will remain the federal funds rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

LIBOR Notes

LIBOR notes will bear interest at the interest rates specified in the LIBOR notes and in the applicable pricing supplement. That interest rate will be based on London Interbank Offered Rate, which is commonly referred to as "LIBOR," and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The calculation agent will determine "LIBOR" for each interest determination date as follows:

- As of the interest determination date, LIBOR will be either:
  - if "LIBOR Reuters" is specified in the applicable pricing supplement, the arithmetic mean of the offered rates for deposits in the index currency having the index maturity designated in the applicable pricing supplement, commencing on the second London banking day immediately following that interest determination date, that appear on the Designated LIBOR Page, as defined below, as of 11:00 a.m., London time, on that interest determination date, if at least two offered rates appear on the Designated LIBOR Page; except that if the specified Designated LIBOR Page, by its terms provides only for a single rate, that single rate will be used; or
  - if "LIBOR Telerate" is specified in the applicable pricing supplement, the rate for deposits in the index currency having the index maturity designated in the applicable pricing supplement, commencing on the second London banking day immediately following that interest determination date or, if pounds sterling is the index currency, commencing on that interest determination date, that appears on the Designated LIBOR Page at approximately 11:00 a.m., London time, on that interest determination date.
- If (i) fewer than two offered rates appear and "LIBOR Reuters" is specified in the applicable pricing supplement, or (ii) no rate appears and the applicable pricing supplement specifies either (a) "LIBOR Telerate" or (b) "LIBOR Reuters" and the Designated LIBOR Page by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent after consultation with us, to provide the calculation agent with its offered quotation for deposits in the index currency for the period of the index maturity specified in the applicable pricing supplement commencing on the second London banking day immediately following the interest determination date or, if pounds sterling is the index currency, commencing on that interest determination date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative of a single transaction in that index currency in that market at that time.
- If at least two quotations are provided, LIBOR determined on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, LIBOR will be determined for the applicable interest reset date as the arithmetic mean of the rates quoted at approximately 11:00 a.m., London time, or some other time specified in the applicable pricing supplement, in the applicable principal financial center for the country of the index currency on that interest reset date, by three major banks in that principal financial center selected by the calculation agent, after consultation with us, for loans in the index currency to leading European banks, having the index maturity specified in the applicable pricing supplement and in a principal amount that is representative of a single transaction in that index currency in that market at that time.
- If the banks so selected by the calculation agent are not quoting as set forth above, LIBOR for that interest determination date will remain LIBOR for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

The "index currency" means the currency specified in the applicable pricing supplement as the currency for which LIBOR will be calculated, or, if the euro is substituted for that currency, the index currency will be the euro. If that currency is not specified in the applicable pricing supplement, the index currency will be U.S. dollars.

"Designated LIBOR Page" means either (i) if "LIBOR Reuters" is designated in the applicable pricing supplement, the display on the Reuters Monitor Money Rates Service for the purpose of displaying the London interbank rates of major banks for the applicable index currency or its designated successor, or (ii) if "LIBOR Telerate" is designated in the applicable pricing supplement, the display on Moneyline Telerate, or any successor service, on the page specified in the applicable pricing supplement, or any other page as may replace that page on that service, for the purpose of displaying the London interbank rates of major banks for the applicable index currency.

If neither LIBOR Reuters nor LIBOR Telerate is specified in the applicable pricing supplement, LIBOR for the applicable index currency will be determined as if LIBOR Telerate were specified, and, if the U.S. dollar is the index currency, as if Page 3750, had been specified.

Prime Rate Notes

Prime rate notes will bear interest at the interest rates specified in the prime rate notes and in the applicable pricing supplement. That interest rate will be based on the prime rate and any spread and/or spread multiplier, and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "prime rate" means, for any interest determination date, the rate on that date as published in H.15(519) under the heading "Bank Prime Loan."

The following procedures will be followed if the prime rate cannot be determined as described above:

- If the above rate is not published prior to 3:00 p.m., New York City time, on the calculation date, then the prime rate will be the rate on that interest determination date as published in H.15 Daily Update under the heading "Bank Prime Loan."

- If the rate is not published in either H.15(519) or the H.15 Daily Update by 3:00 p.m., New York City time, on the calculation date, then the calculation agent will determine the prime rate to be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME 1 Page, as defined below, as that bank's prime rate or base lending rate as in effect for that interest determination date.

- If fewer than four rates appear on the Reuters Screen USPRIME 1 Page by 3:00 p.m., New York City time, for that interest determination date, the calculation agent will determine the prime rate to be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by 360 as of the close of business on that interest determination date by at least three major banks in The City of New York, which may include affiliates of the agent, selected by the calculation agent, after consultation with us.

- If the banks selected by the calculation agent are not quoting as set forth above, the prime rate for that interest determination date will remain the prime rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

"Reuters Screen USPRIME 1 Page" means the display designated as page "USPRIME 1" on the Reuters Monitor Money Rates Service, or any successor service, or any other page as may replace the USPRIME 1 Page on that service for the purpose of displaying prime rates or base lending rates of major U.S. banks.

Treasury Rate Notes

Treasury rate notes will bear interest at the interest rates specified in the Treasury rate notes and in the applicable pricing supplement. That interest rate will be based on the Treasury rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "Treasury rate" means:

- the rate from the auction held on the applicable interest determination date, which we refer to as the "auction," of direct obligations of the United States, which are commonly referred to as "Treasury Bills," having the index maturity specified in the applicable pricing supplement as that rate appears under the caption "INVESTMENT RATE" on the display on Moneyline Telerate, or any successor service, on page 56 or any other page as may replace page 56 on that service, which we refer to as "Telerate Page 56," or page 57 or any other page as may replace page 57 on that service, which we refer to as "Telerate Page 57"; or

- if the rate described in the first bullet point is not published by 3:00 p.m., New York City time, on the calculation date, the bond equivalent yield of the rate for the applicable Treasury Bills as published in the H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "U.S. Government Securities/Treasury Bills/Auction High"; or

- if the rate described in the second bullet point is not published by 3:00 p.m., New York City time, on the related calculation date, the bond equivalent yield of the auction rate of the applicable Treasury Bills, announced by the United States Department of the Treasury; or

- if the rate referred to in the third bullet point is not announced by the United States Department of the Treasury, or if the auction is not held, the bond equivalent yield of the rate on the applicable interest determination date of Treasury Bills having the index maturity specified in the applicable pricing supplement published in H.15(519) under the caption "U.S. Government Securities/Treasury Bills/ Secondary Market"; or

- if the rate referred to in the fourth bullet point is not so published by 3:00 p.m., New York City time, on the related calculation date, the rate on the applicable interest determination date of the applicable Treasury Bills as published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "U.S. Government Securities/Treasury Bills/Secondary Market"; or

- if the rate referred to in the fifth bullet point is not so published by 3:00 p.m., New York City time, on the related calculation date, the rate on the applicable interest determination date calculated by the calculation agent as the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on the applicable interest determination date, of three primary U.S. government securities dealers, which may include the agent and its affiliates, selected by the calculation agent, for the issue of Treasury Bills with a remaining maturity closest to the index maturity specified in the applicable pricing supplement; or

- if the dealers selected by the calculation agent are not quoting as set forth above, the Treasury rate for that interest determination date will remain the Treasury rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

The "bond equivalent yield" means a yield calculated in accordance with the following formula and expressed as a percentage:

$$\text{bond equivalent yield} = \frac{D \times N}{360 - (D \times M)} \times 100$$

In this formula, "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

CMT Rate Notes

CMT rate notes will bear interest at the interest rate specified in the CMT rate notes and in the applicable pricing supplement. That interest rate will be based on the CMT rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The "CMT rate" means, for any interest determination date, the rate as set forth in H.15(519) as defined below, under the caption "Treasury constant maturities", for:

- the rate on that interest determination date, if the Designated CMT Telerate Page, as defined below, is 7051; and

- the week or the month, as applicable, ended immediately preceding the week in which the related interest determination date occurs, if the Designated CMT Telerate Page is 7052.

The following procedures will be followed if the CMT rate cannot be determined as described above:

- If the CMT rate is not displayed on the relevant page by 3:30 p.m., New York City time on the related calculation date, then the CMT rate will be a percentage equal to the yield for United States Treasury securities at "constant maturity" for the Designated CMT Maturity Index on the related calculation date as set forth in H.15(519) under the caption "Treasury constant maturities".

- If the applicable rate described above does not appear in H.15(519) then the CMT rate on the related calculation date will be the rate for the Designated CMT Maturity Index as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the calculation agent determines, in its sole and absolute discretion, to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519).

- If on the related calculation date, neither the Board of Governors of the Federal Reserve System nor the United States Department of the Treasury publishes a yield on United States Treasury securities at a "constant maturity" for the Designated CMT Maturity Index, the CMT rate on the related calculation date will be calculated by the calculation agent and will be a yield-to-maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 p.m., New York City time, on the related calculation date, of three leading primary United States government securities dealers in New York City. The calculation agent will select five such securities dealers, and will eliminate the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest), for United States Treasury securities with an original maturity equal to the Designated CMT Maturity Index, a remaining term to maturity of no more than one year shorter than that Designated CMT Maturity Index and in a principal amount equal to the Representative Amount. If two bid prices with an original maturity as described above have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the United States Treasury security with the shorter remaining term to maturity will be used. The "Representative Amount" means an amount equal to the outstanding principal amount of the notes.
- If fewer than five but more than two such prices are provided as requested, the CMT rate for the related calculation date will be based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of such quotations will be eliminated.
- If the calculation agent cannot obtain three United States Treasury securities quotations of the kind requested in the prior two paragraphs, the calculation agent will determine the CMT rate to be the yield to maturity based on the arithmetic mean of the secondary market bid prices for United States Treasury securities, at approximately 3:30 p.m., New York City time, on the related calculation date of three leading primary United States government securities dealers in New York City. In selecting these bid prices, the calculation agent will request quotations from at least five such securities dealers and will disregard the highest quotation (or if there is equality, one of the highest) and the lowest quotation (or if there is equality, one of the lowest) for United States Treasury securities with an original maturity greater than the Designated CMT Maturity Index, a remaining term to maturity closest to the Designated CMT Maturity Index and in a Representative Amount. If two United States Treasury securities with an original maturity longer than the Designated CMT Maturity Index have remaining terms to maturity that are equally close to the Designated CMT Maturity Index, the calculation agent will obtain quotations for the United States Treasury security with the shorter remaining term to maturity.
- If fewer than five but more than two of the leading primary United States government securities dealers provide quotes as described in the prior paragraph, then the CMT rate will be based on the arithmetic mean of the bid prices obtained, and neither the highest nor the lowest of those quotations will be eliminated.
- If fewer than three leading primary United States government securities reference dealers selected by the calculation agent provide quotes as described above, the CMT rate will be determined by the calculation agent acting in a commercially reasonable manner.

"Designated CMT Telerate Page" means the display on Moneyline Telerate, or any successor service, on the page designated in the applicable prospectus supplement or any other page as may replace that page on that service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519). If no page is specified in the applicable prospectus supplement the Designated CMT Telerate Page will be 7052, for the most recent week.

"H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System, available through the world-wide-web site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/H15/ or any successor site or publication. We make no representation or warranty as to the accuracy or completeness of the information displayed on such website, and such information is not incorporated by reference herein and should not be considered a part of this prospectus supplement.

"Designated CMT Maturity Index" means the original period to maturity of the U.S. Treasury securities, which is either 1, 2, 3, 5, 7, 10, 20 or 30 years, specified in the applicable prospectus supplement for which the CMT rate will be calculated. If no maturity is specified in the applicable prospectus supplement the Designated CMT Maturity Index will be two years.

Exchangeable Notes

We may issue notes, which we refer to as "exchangeable notes," that are optionally or mandatorily exchangeable into:

- the securities of an entity affiliated or not affiliated with us;

- a basket of those securities;

- an index or indices of those securities; or

- any combination of, or the cash value of, the above.

The exchangeable notes may or may not bear interest or be issued with original issue discount or at a premium. The general terms of the exchangeable notes are described below.

Optionally Exchangeable Notes. The holder of an optionally exchangeable note may, during a period, or at a specific time or times, exchange the note for the underlying property at a specified rate of exchange. If specified in the applicable pricing supplement, we will have the option to redeem the optionally exchangeable note prior to maturity. If the holder of an optionally exchangeable note does not elect to exchange the note prior to maturity or any applicable redemption date, the holder will receive the principal amount of the note plus any accrued interest at maturity or upon redemption.

Mandatorily Exchangeable Notes. At maturity, the holder of a mandatorily exchangeable note must exchange the note for the underlying property at a specified rate of exchange, and, therefore, depending upon the value of the underlying property at maturity, the holder of a mandatorily exchangeable note may receive less than the principal amount of the note at maturity. If so indicated in the applicable pricing supplement, the specified rate at which a mandatorily exchangeable note may be exchanged may vary depending on the value of the underlying property so that, upon exchange, the holder participates in a percentage, which may be less than, equal to, or greater than 100% of the change in value of the underlying property. Mandatorily exchangeable notes may include notes where we have the right, but not the obligation, to require holders of notes to exchange their notes for the underlying property.

Payments upon Exchange. The applicable pricing supplement will specify whether upon exchange, at maturity or otherwise, the holder of an exchangeable note may receive, at the specified exchange rate, either the underlying property or the cash value of the underlying property. The underlying property may be the securities of either U.S. or foreign entities or both. The exchangeable notes may or may not provide for protection against fluctuations in the exchange rate between the currency in which that note is denominated and the currency or currencies in which the market prices of the underlying security or securities are quoted. Exchangeable notes may have other terms, which will be specified in the applicable pricing supplement.

Special Requirements for Exchange of Global Securities. If an optionally exchangeable note is represented by a global note, the Depositary's nominee will be the holder of that note and therefore will be the only entity that can exercise a right to exchange. In order to ensure that the Depositary's nominee will timely exercise a right to exchange a particular note or any portion of a particular note, the beneficial owner of the note must instruct the broker or other direct or indirect participant through which it holds an interest in that note to notify the Depositary of its desire to exercise a right to exchange. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other participant through which it holds an interest in a note in order to ascertain the deadline for ensuring that timely notice will be delivered to the Depositary.

Payments upon Acceleration of Maturity. If the principal amount payable at maturity of any exchangeable note is declared due and payable prior to maturity, the amount payable on:

- an optionally exchangeable note will equal the face amount of the note plus accrued interest, if any, to but excluding the date of payment, except that if a holder has exchanged an optionally exchangeable note prior to the date of acceleration without having received the amount due upon exchange, the amount payable will be an amount in cash equal to the amount due upon exchange and will not include any accrued but unpaid interest; and

- a mandatorily exchangeable note will equal an amount determined as if the date of acceleration were the maturity date plus accrued interest, if any, to but excluding the date of payment.

Notes Linked to Commodities, Rates, Single Securities, Baskets of Securities, Indices and other Quantitative Measures

We may issue notes with the principal amount payable on any principal payment date and/or the amount of interest payable on any interest payment date is determined by reference to one or more commodities, rates, debt or equity securities, or other debt or equity instruments of entities affiliated or not affiliated with us, baskets of those securities or an index or indices of those securities, quantitative measures associated with an occurrence, extent of an occurrence, or contingency associated with a financial, commercial, or economic consequence, or economic or financial indices or measures of economic or financial risk or value. These notes may include other terms, which will be specified in the relevant pricing supplement. Some of these other terms may include, but are not limited to, a combination of (i) indices or equity securities and currencies, (ii) indices or equity securities and commodities and (iii) indices or equity securities and interest rates.

Currency-Linked Notes

We may issue notes with the principal amount payable on any principal payment date and/or the amount of interest payable on any interest payment date to be determined by reference to the value of one or more currencies as compared to the value of one or more other currencies, which we refer to as "currency-linked notes." The pricing supplement will specify the following:

- information as to the one or more currencies to which the principal amount payable on any principal payment date or the amount of interest payable on any interest payment date is linked or indexed;
- the currency in which the face amount of the currency-linked note is denominated, which we refer to as the "denominated currency;"
- the currency in which principal on the currency-linked note will be paid, which we refer to as the "payment currency;"
- the interest rate per annum and the dates on which we will make interest payments;
- specific historic exchange rate information and any currency risks relating to the specific currencies selected; and
- additional tax considerations, if any.

The denominated currency and the payment currency may be the same currency or different currencies. Interest on currency-linked notes will be paid in the denominated currency.

Redemptions and Repurchases of Notes

Optional Redemption. The pricing supplement will indicate the terms of our option to redeem the notes, if any. We will mail a notice of redemption to each holder or, in the case of global notes, to the Depositary, as holder of the global notes, by first-class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption, or within the redemption notice period designated in the applicable pricing supplement, to the address of each holder as that address appears upon the books maintained by the paying agent. The notes will not be subject to any sinking fund.

Repayment at Option of Holder. If applicable, the pricing supplement relating to each note will indicate that the holder has the option to have us repay the note on a date or dates specified prior to its maturity date. The repayment price will be equal to 100% of the principal amount of the note, together with accrued interest to the date of repayment. For notes issued with original issue discount, the pricing supplement will specify the amount payable upon repayment.

For us to repay a note, the paying agent must receive the following at least 15 days but not more than 30 days prior to the repayment date:

- the note with the form entitled "Option to Elect Repayment" on the reverse of the note duly completed; or
- a telegram, telex, facsimile transmission or a letter from a member of a national securities exchange, or the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States setting forth the name of the holder of the note, the principal amount of the note, the principal amount of the note to be repaid, the certificate number or a description of the tenor and terms of the note, a statement that the option to elect repayment is being exercised and a guarantee that the note to be repaid, together with the duly completed form entitled "Option to Elect Repayment" on the reverse of the note, will be received by the paying agent not later than the fifth business day after the date of that telegram, telex, facsimile transmission or letter. However, the telegram, telex, facsimile transmission or letter will only be effective if that note and form duly completed are received by the paying agent by the fifth business day after the date of that telegram, telex, facsimile transmission or letter.

Exercise of the repayment option by the holder of a note will be irrevocable. The holder may exercise the repayment option for less than the entire principal amount of the note but, in that event, the principal amount of the note remaining outstanding after repayment must be an authorized denomination.

Special Requirements for Optional Repayment of Global Notes. If a note is represented by a global note, the Depositary or the Depositary's nominee will be the holder of the note and therefore will be the only entity that can exercise a right to repayment. In order to ensure that the Depositary's nominee will timely exercise a right to repayment of a particular note, the beneficial owner of the note must instruct the broker or other direct or indirect participant through which it holds an interest in the note to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a note in order to ascertain the cut-off time by which an instruction must be given in order for timely notice to be delivered to the Depositary.

Open Market Purchases. We may purchase notes at any price in the open market or otherwise. Notes so purchased by us may, at our discretion, be held or resold or surrendered to the relevant trustee for cancellation.

Replacement of Notes

At the expense of the holder, we may, in our discretion replace any notes that become mutilated, destroyed, lost or stolen or are apparently destroyed, lost or stolen. The mutilated notes must be delivered to the applicable trustee, the paying agent and the registrar, in the case of registered notes, or satisfactory evidence of the destruction, loss or theft of the notes must be delivered to us, the paying agent, the registrar, in the case of registered notes, and the applicable trustee. At the expense of the holder, an indemnity that is satisfactory to us, the principal paying agent, the registrar, in the case of registered notes, and the applicable trustee may be required before a replacement note will be issued.

DESCRIPTION OF WARRANTS

Investors should carefully read the general terms and provisions of our warrants in "Description of Warrants" in the prospectus. This section supplements that description. The pricing supplement will add specific terms for each issuance of warrants and may modify or replace any of the information in this section and in "Description of Warrants" in the prospectus. If a warrant is offered as part of a unit, investors should also review the information in "Description of Units" in the prospectus and in this prospectus supplement.

Warrants will entitle or require you to purchase from us or sell to us:

- securities issued by us or by an entity affiliated or not affiliated with us, a basket of those securities, an index or indices of those securities or any combination of the above;

- currencies; or

- commodities.

DESCRIPTION OF UNITS

Investors should carefully read the general terms and provisions of our units in "Description of Units" in the prospectus. This section supplements that description. The pricing supplement will add specific terms for each issuance of units and may modify or replace any of the information in this section and in "Description of Units" in the prospectus. If a note is offered as part of a unit, investors should also review the information in "Description of Debt Securities" in the prospectus and in "Description of Notes" in this prospectus supplement. If a warrant is offered as part of a unit, investors should also review the information in "Description of Warrants" in both the prospectus and this prospectus supplement.

The following terms used in this section are defined in the indicated sections of the accompanying prospectus:

- Unit Agreement ("Description of Units")

- warrant ("Description of Warrants — Offered Warrants")

- warrant agent ("Description of Warrants — Significant Provisions of the Warrant Agreements")

- warrant property ("Description of Warrants — Offered Warrants")

Further Information on Units

Terms Specified in Pricing Supplement. We may issue from time to time units that may include one or more notes or warrants.

The applicable pricing supplement will describe:

- the designation and the terms of the units and of the notes or warrants or any combination of notes or warrants, included in those units, including whether and under what circumstances those notes or warrants may be separately traded;

- any additional terms of the Unit Agreement; and

- any additional provisions for the issuance, payment, settlement, transfer or exchange of the units, or of the notes or warrants constituting those units.

Units will be issued only in fully registered form, in denominations of whole units only, with face amounts as indicated in the applicable pricing supplement.

Payments on Units and Securities Comprised by Units. At the office of the unit agent in the Borough of Manhattan, The City of New York, maintained by us for that purpose, the holder may:

- present the units, accompanied by each of the securities then comprised by that unit, for payment or delivery of warrant property or any other amounts due;

- register the transfer of the units; and

- exchange the units, except that book-entry units will be exchangeable only in the manner and to the extent set forth under "Forms of Securities — Global Securities" in the prospectus.

The holder will not pay a service charge for any registration of transfer or exchange of the units or of any security included in a unit or interest in the unit or security included in a unit, except for any tax or other governmental charge that may be imposed.

Although we anticipate making payments of principal, premium, if any, and interest, if any, on most units in U.S. dollars, some units may be payable in foreign currencies as specified in the applicable pricing supplement. Currently, few facilities exist in the United States to convert U.S. dollars into foreign currencies and vice versa. In addition, most U.S. banks do not offer non-U.S. dollar denominated checking or savings account facilities. Accordingly, unless alternative arrangements are made, we will pay principal, premium, if any, and interest, if any, on units that are payable in a foreign currency to an account at a bank outside the United States, which, in the case of a note payable in euro will be made by credit or transfer to a euro account specified by the payee in a country for which the euro is the lawful currency.

Book-Entry Units

Book-Entry System. For each issuance of units in book-entry form, we will issue a single registered global unit representing the entire issue of units. Each registered global unit representing book-entry units, and each global security included in that unit, will be deposited with, or on behalf of, the Depositary, and registered in the name of a nominee of the Depositary. You may not exchange certificated units for book-entry units or interests in book-entry units. In addition, except as described in the prospectus under "Forms of Securities — Global Securities," you may not exchange book-entry units or interests in book-entry units for certificated units.

Special Requirements for Exercise of Rights for Global Units. If a book-entry unit represented by a registered global unit:

- includes a warrant entitling the holder to exercise the warrant to purchase or sell warrant property,

- includes any note that entitles the holder to redeem, accelerate or take any other action concerning that note, or

- otherwise entitles the holder of the unit to take any action under the unit or any security included in that unit,

then, in each of the cases listed above, the Depositary's nominee will be the only entity that can exercise those rights.

In order to ensure that the Depositary's nominee will timely exercise a right conferred by a unit or by the securities included in that unit, the beneficial owner of that unit must instruct the broker or other direct or indirect participant through which it holds an interest in that unit to notify the Depositary of its desire to exercise that right. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a unit in order to ascertain the deadline for ensuring that timely notice will be delivered to the Depositary.

A further description of the Depositary's procedures for registered global securities representing book-entry securities, including registered global units and the other registered global securities included in the registered global units, is set forth in this prospectus supplement under "The Depositary." The Depositary has confirmed to us, the unit agent, the collateral agent, the paying agent, the warrant agent and each trustee that it intends to follow those procedures.

THE DEPOSITARY

The Depository Trust Company, New York, New York will be designated as the depositary for any registered global security. Each registered global security will be registered in the name of Cede & Co., the Depositary's nominee.

The Depositary has advised us as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities deposited with it by its participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. The Depositary's direct participants include both U.S. and non-U.S. securities brokers and dealers (including the agents), banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, both U.S. and non-U.S. brokers, dealers, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the SEC.

Purchases of the securities under the Depositary's system must be made by or through its direct participants, which will receive a credit for the securities on the Depositary's records. The ownership interest of each actual purchaser of each security (the "beneficial owner") is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the securities are to be made by entries on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co, or such other name as may be requested by the Depositary. The deposit of securities with the Depositary and their registration in the name of Cede & Co. or such other nominee of the Depositary do not effect any change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the securities; the Depositary's records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the securities unless authorized by a direct participant in accordance with the Depositary's procedures. Under its usual procedures, the Depositary mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the securities are credited on the record date.

Redemption proceeds, distributions, and dividend payments on the securities will be made to Cede & Co or such other nominee as may be requested by the Depositary. The Depositary's practice is to credit direct participants' accounts upon the Depositary's receipt of funds and corresponding detail information from us or any agent of ours, on the date payable in accordance with their respective holdings shown on the Depositary's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of the Depositary or its nominee, the trustee, any agent of ours, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. or such other nominee as may be requested by the Depositary is our responsibility or the responsibility of any paying agent of ours, disbursement of such payments to direct participants will be the responsibility of the Depositary, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

If the Depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the Depositary. In addition, the indenture permits us at any time and in our sole discretion to decide not to have any of the securities represented by one or more registered global securities. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global note at the request of each DTC participant. We would issue definitive certificates in exchange for any such interests withdrawn. Any securities issued in definitive form in exchange for global security will be registered in the name or names that the Depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the Depositary's instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the Depositary.

According to the Depositary, the foregoing information relating to the Depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

The information in this section concerning the Depositary and Depositary's book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof. The Depositary may change or discontinue the foregoing procedures at any time.

SERIES E SECURITIES OFFERED ON A GLOBAL BASIS

If we offer any of the securities under our Series E Program on a global basis, we will so specify in the applicable pricing supplement. The additional information contained in this section under "— Book Entry, Delivery and Form" and "— Global Clearance and Settlement Procedures" will apply to every offering on a global basis.

Book-Entry, Delivery and Form

The securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co., the Depositary's nominee. Beneficial interests in the registered global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the registered global securities held by the Depositary through Clearstream, Luxembourg or the Euroclear operator if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and the Euroclear operator will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and the Euroclear operator's names on the books of their respective depositaries, which in turn will hold such interests in the registered global securities in customers' securities accounts in the depositaries' names on the books of the Depositary. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank will act as depositary for the Euroclear operator. We refer to each of Citibank, N.A. and JPMorgan Chase Bank, acting in this depositary capacity, as the "U.S. depositary" for the relevant clearing system. Except as set forth below, the registered global securities may be transferred, in whole but not in part, only to the Depositary, another nominee of the Depositary or to a successor of the Depositary or its nominee.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a bank. Clearstream, Luxembourg holds securities for its customers, "Clearstream, Luxembourg customers," and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry transfers between their accounts, thereby eliminating the need for physical movement of securities. Clearstream, Luxembourg provides to Clearstream, Luxembourg customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic securities markets in over 39 countries through established depository and custodial relationships. As a bank, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream, Luxembourg's U.S. customers are limited to securities brokers and dealers and banks. Indirect access to Clearstream, Luxembourg is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg customer. Clearstream, Luxembourg has established an electronic bridge with the Euroclear operator to facilitate settlement of trades between Clearstream, Luxembourg and the Euroclear operator.

Distributions with respect to the securities held through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream, Luxembourg.

The Euroclear operator advises that the Euroclear System was created in 1968 to hold securities for its participants, "Euroclear participants," and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear System is operated by the Euroclear operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the "cooperative." All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts maintained with the Euroclear operator, not the cooperative. The cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is a Belgian banking corporation which is regulated and examined by the Belgian Banking and Finance Commission and the National Bank of Belgium. Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively, the "terms and conditions." The terms and conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to the securities held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for the Euroclear operator.

The Euroclear operator further advises that investors that acquire, hold and transfer interests in the securities by book-entry through accounts with the Euroclear operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between their intermediary and each other intermediary, if any, standing between themselves and the registered global securities.

The Euroclear operator advises that, under Belgian law, investors that are credited with securities on the records of the Euroclear operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear operator. If the Euroclear operator does not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all participants credited with interests in securities of that type on the Euroclear operator's records, all participants having an amount of interests in securities of that type credited to their accounts with the Euroclear operator will have the right under Belgian law to the return of their pro-rata share of the amount of interests in securities actually on deposit.

Under Belgian law, the Euroclear operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with those interests in securities on its records.

If Euroclear or Clearstream, Luxembourg is at any time unwilling or unable to continue as depositary with respect to the securities, and a successor depositary is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global securities that had been held by the Euroclear operator and Clearstream, Luxembourg. In addition, we may decide not to have the securities represented by one or more global securities. Euroclear and Clearstream, Luxembourg have advised us that, under their current practices, they would notify their participants of our request, but will only withdraw beneficial interests from the global securities at the request of each Euroclear and Clearstream, Luxembourg participant. We would issue definitive certificates in exchange for any such interests withdrawn. Any securities issued in definitive form in exchange for a global security will be registered in the name or names that Euroclear and Clearstream, Luxembourg give to the trustee or other relevant agent of ours or theirs. It is expected that Euroclear's and Clearstream, Luxembourg's instructions will be based upon directions received by Euroclear and Clearstream, Luxembourg from participants with respect to ownership of beneficial interests in the registered global security that had been held by Euroclear and Clearstream, Luxembourg.

Title to book-entry interests in the securities will pass by book-entry registration of the transfer within the records of Clearstream, Luxembourg, the Euroclear operator or the Depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the securities may be transferred within Clearstream, Luxembourg and within the Euroclear System and between Clearstream, Luxembourg and the Euroclear System in accordance with procedures established for these purposes by Clearstream, Luxembourg and the Euroclear operator. Book-entry interests in the securities may be transferred within the Depositary in accordance with procedures established for this purpose by the Depositary. Transfers of book-entry interests in the securities among Clearstream, Luxembourg and the Euroclear operator and the Depositary may be effected in accordance with procedures established for this purpose by Clearstream, Luxembourg, the Euroclear operator and the Depositary.

A further description of the Depositary's procedures with respect to the registered global securities is set forth in the prospectus under "Forms of Securities — Global Securities." The Depositary has confirmed to us and the trustee that it intends to follow these procedures.

Global Clearance and Settlement Procedures

Initial settlement for the securities offered on a global basis will be made in immediately available funds. Secondary market trading between the Depositary's participants will occur in the ordinary way in accordance with the Depositary's rules and will be settled in immediately available funds using the Depositary's Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear System and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected through the Depositary in accordance with the Depositary's rules on behalf of the relevant European international clearing system by its U.S. depositary; however, these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in the clearing system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering interests in the securities to or receiving interests in the securities from the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of interests in the securities received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a Depositary participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Credits of interests or any transactions involving interests in the securities received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a Depositary participant and settled during subsequent securities settlement processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on the business day following the Depositary settlement date. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales of interests in the securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a Depositary participant will be received with value on the Depositary settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream, Luxembourg and the Euroclear operator have agreed to the foregoing procedures in order to facilitate transfers of interests in the securities among participants of the Depositary, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform the foregoing procedures and these procedures may be changed or discontinued at any time.

Notices

Notices to holders of the securities will be given by mailing such notices to each holder by first class mail, postage prepaid, at the respective address of each holder as that address appears upon our books. Notices given to the Depositary, as holder of the registered global securities, will be passed on to the beneficial owners of the securities in accordance with the standard rules and procedures of the Depositary and its direct and indirect participants, including Clearstream, Luxembourg and the Euroclear operator.

See also "Plan of Distribution — Series E Notes Offered on a Global Basis."

UNITED STATES FEDERAL TAXATION

In the opinion of Davis Polk & Wardwell, our special tax counsel, the following summary accurately describes the principal U.S. federal income tax consequences of ownership and disposition of the notes and units. Except as specifically noted below, this discussion applies only to notes that are held as capital assets.

This discussion does not describe all of the tax consequences that may be relevant in light of a holder's particular circumstances or to holders subject to special rules, such as:

- certain financial institutions;
- insurance companies;
- tax-exempt organizations;
- dealers in securities or foreign currencies;
- persons holding notes as part of a hedging transaction, straddle, synthetic security, conversion transaction, or other integrated transaction;
- United States Holders, as defined below, whose functional currency is not the U.S. dollar;
- traders in securities who elect to apply a mark-to-market method of tax accounting; or
- partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. Persons considering the purchase of the notes should consult the applicable pricing supplement for any additional discussion regarding U.S. federal income taxation and their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

This discussion does not apply to mandatorily exchangeable notes, warrants, units, currency-linked notes or notes linked to commodities, rates, single securities, baskets of securities, indices or other quantitative measures. The tax treatment of these instruments will be specified in the applicable pricing supplement and prospective purchasers are urged to review the applicable pricing supplement and consult with their tax advisers concerning the application of U.S. federal income and estate tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.

Tax Consequences to United States Holders

As used herein, the term "United States Holder" means a beneficial owner of a note for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;
- a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term "United States Holder" also includes certain former citizens and residents of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partners of partnerships holding notes should consult with their tax advisers.

Payments of Interest

Interest paid on a note will be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder's method of accounting for federal income tax purposes, provided that the interest is "qualified stated interest" (as defined below). Special rules govern the treatment of interest paid with respect to certain notes, as described under "Original Issue Discount," "Optionally Exchangeable Notes" and "Foreign Currency Notes" below.

Original Issue Discount

A note that has an "issue price" that is less than its "stated redemption price at maturity" will be considered to have been issued at an original discount for federal income tax purposes (and will be referred to as an "original issue discount note") unless the note satisfies a de minimis threshold (as described below) or is a short-term note (as defined below). The "issue price" of a note will be the first price at which a substantial amount of the notes are sold to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The "stated redemption price at maturity" of a note generally will equal the sum of all payments required under the note other than payments of "qualified stated interest." "Qualified stated interest" is stated interest unconditionally payable as a series of payments (other than in debt instruments of the issuer) at least annually during the entire term of the note and equal to the outstanding principal balance of the note multiplied by a single fixed rate of interest. In addition, qualified stated interest includes, among other things, stated interest on a "variable rate debt instrument" that is unconditionally payable (other than in debt instruments of the issuer) at least annually at a single qualified floating rate of interest or at a rate that is determined at a single fixed formula that is based on objective financial or economic information. A rate generally is a qualified floating rate if variations in the rate can reasonably be expected to measure contemporaneous fluctuations in the cost of newly borrowed funds in the currency in which the note is denominated.

If the difference between a note's stated redemption price at maturity and its issue price is less than a de minimis amount, i.e., generally, ¼ of 1 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity, the note will not be considered to have original issue discount ("OID"). United States Holders of notes with a de minimis amount of OID will include this OID in income, as capital gain, on a pro rata basis as principal payments are made on the note.

A United States Holder of original issue discount notes will be required to include any qualified stated interest payments in income in accordance with the Holder's method of accounting for federal income tax purposes. United States Holders of original issue discount notes that mature more than one year from their date of issuance will be required to include original issue discount in income for federal income tax purposes as it accrues in accordance with a constant-yield method based on a compounding of interest, regardless of whether cash attributable to this income is received. Under this method, United States Holders of original issue discount notes generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods.

A United States Holder may make an election to include in gross income all interest that accrues on any note (including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) in accordance with a constant-yield method based on the compounding of interest (a "constant yield election").

A note that matures one year or less from its date of issuance (a "short-term note") will be treated as being issued at a discount and none of the interest paid on the note will be treated as qualified stated interest. In general, a cash-method United States Holder of a short-term note is not required to accrue the discount for U.S. federal income tax purposes unless it elects to do so. Holders who so elect and certain other Holders, including those who report income on the accrual method of accounting for federal income tax purposes, are required to include the discount in income as it accrues on a straight-line basis, unless an election is made to accrue the discount according to a constant-yield method based on daily compounding. In the case of a United States Holder who is not required and who does not elect to include the discount in income currently, any gain realized on the sale, exchange or retirement of the short-term note will be ordinary income to the extent of the discount that would have accrued on a straight-line basis (or, if elected, according to a constant-yield method based on daily compounding) through the date of sale, exchange or retirement. In addition, those United States Holders will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry short-term notes in an amount not exceeding the accrued discount until the accrued discount is included in income.

We may have an unconditional option to redeem, or United States Holders may have an unconditional option to require us to redeem, a note prior to its stated maturity date. Under applicable regulations, if we have an unconditional option to redeem a note prior to its stated maturity date, such options will be presumed to be exercised or not exercised if, by utilizing any date on which the note may be redeemed as the maturity date and the amount payable on that date in accordance with the terms of the note as the stated redemption price at maturity, the yield on the note would be lower (in case of our option) or higher (in case of a Holder's option) than its yield to maturity. If an option is not in fact exercised (or not) contrary to the above described assumptions, the note would be treated solely for purposes of calculating OID as if it were redeemed, and a new note were issued, on the presumed exercise (or non-exercise) date for an amount equal to the note's adjusted issue price on that date. The adjusted issue price of an original issue discount note is defined as the sum of the issue price of the note and the aggregate amount of previously accrued OID, less any prior payments other than payments of qualified stated interest.

Market Discount

If a United States Holder purchases a note (other than a short-term note) for an amount that is less than its stated redemption price at maturity or, in the case of an original issue discount note, its adjusted issue price, the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference is less than a specified de minimis amount.

A United States Holder will be required to treat any principal payment (or, in the case of an original issue discount note, any payment that does not constitute qualified stated interest) on, or any gain on the sale, exchange, retirement or other disposition of a note, including disposition in certain nonrecognition transactions, as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition unless this market discount has been previously included in income by the United States Holder pursuant to an election by the Holder to include market discount in income as it accrues, or pursuant to a constant yield election by the Holder as described under "Original Issue Discount" above. If the note is disposed of in certain nontaxable transactions, accrued market discount will be includible as ordinary income to the Holder as if such Holder had sold the note in a taxable transaction at its then fair market value. In addition, the United States Holder may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

If a United States Holder makes a constant yield election for a note with market discount, such election will result in a deemed election for all market discount bonds acquired by the Holder on or after the first day of the first taxable year to which such election applies.

Acquisition Premium and Amortizable Bond Premium

A United States Holder who purchases a note for an amount that is greater than the note's adjusted issue price but less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest will be considered to have purchased the note at an acquisition premium. Under the acquisition premium rules, the amount of OID that the United States Holder must include in its gross income with respect to the note for any taxable year will be reduced by the portion of acquisition premium properly allocable to that year.

If a United States Holder purchases a note for an amount that is greater than the amount payable at maturity, or on the earlier call date, in the case of a note that is redeemable at our option, the Holder will be considered to have purchased the note with amortizable bond premium equal in amount to the excess of the purchase price over the amount payable at maturity. The Holder may elect to amortize this premium, using a constant-yield method, over the remaining term of the note (where the note is not optionally redeemable prior to its maturity date). If the note may be optionally redeemed prior to maturity after the Holder has acquired it, the amount of amortizable bond premium is determined by substituting the call date for the maturity date and the call price for the amount payable at maturity only if the substitution results in a smaller amount of premium attributable to the period before the redemption date. A Holder who elects to amortize bond premium must reduce the Holder's tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the Holder and may be revoked only with the consent of the Internal Revenue Service.

If a United States Holder makes a constant-yield election (as described under "Original Issue Discount" above) for a note with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the Holder's debt instruments with amortizable bond premium and may be revoked only with the permission of the Internal Revenue Service with respect to debt instruments acquired after revocation.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a note, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the Holder's adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest on the note. Amounts attributable to accrued interest are treated as interest as described under "Payments of Interest" above.

Except as described below, gain or loss realized on the sale, exchange or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. Exceptions to this general rule apply to the extent of any accrued market discount or, in the case of a short-term note, to the extent of any accrued discount not previously included in the Holder's taxable income. See "Original Issue Discount" above. In addition, other exceptions to this general rule apply in the case of foreign currency notes and optionally exchangeable notes. See "Foreign Currency Notes" and "Optionally Exchangeable Notes" below.

Optionally Exchangeable Notes

Unless otherwise noted in the applicable pricing supplement optionally exchangeable notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, the notes will generally be subject to the OID provisions of the Code and the Treasury regulations issued thereunder (see "Original Issue Discount" above), and a United States Holder will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a "comparable yield" for the notes. The "comparable yield" is determined by us at the time of issuance of the notes and is the yield at which we could issue a fixed rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the optionally exchangeable notes. The comparable yield may be greater than or less than the stated interest, if any, with respect to the notes. Solely for purposes of determining the amount of interest income that a United States Holder will be required to accrue on an optionally exchangeable note, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on an optionally exchangeable note equal to the comparable yield.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the optionally exchangeable notes.

For United States federal income tax purposes, a United States Holder will be required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of an optionally exchangeable note, unless the Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service. Regardless of its accounting method, a United States Holder will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the optionally exchangeable note (as described below).

In addition to interest accrued based upon the comparable yield as described above, a United States Holder will be required to recognize interest income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of an optionally exchangeable note for a taxable year. A net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of an optionally exchangeable note for a taxable year:

• will first reduce the amount of interest in respect of the optionally exchangeable note that a Holder would otherwise be required to include in income in the taxable year; and

• to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the optionally exchangeable note exceeds the total amount of the United States Holder's net negative adjustments treated as ordinary loss on the optionally exchangeable note in prior taxable years.

A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the optionally exchangeable note or to reduce the amount realized on a sale, exchange or retirement of the optionally exchangeable note. Where a United States Holder purchases an optionally exchangeable note for a price other than its adjusted issue price, the difference between the purchase price and the adjusted issue price must be reasonably allocated to the daily portions of interest or projected payments with respect to the optionally exchangeable note over its remaining term and treated as a positive or negative adjustment, as the case may be, with respect to each period to which it is allocated.

Upon a sale, exchange or retirement of an optionally exchangeable note (including at its maturity or upon delivery of shares pursuant to the terms of the note), a United States Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and the Holder's adjusted tax basis in the optionally exchangeable note. A Holder's adjusted tax basis in an optionally exchangeable note will equal the cost thereof, increased by the amount of interest income previously accrued by the Holder in respect of the note (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the note. If we deliver shares to a United States Holder in retirement of an optionally exchangeable note, the amount realized will equal the fair market value of the property, determined at the time of receipt, plus the amount of cash delivered, if any. A United States Holder generally will treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if a United States Holder recognizes a loss above certain thresholds, it may be required to file a disclosure statement with the Internal Revenue Service. Prospective purchasers are urged to consult their tax advisers regarding these limitations and reporting obligations.

A United States Holder will have a tax basis in any property, other than cash, received upon the retirement of an optionally exchangeable note, including in satisfaction of a conversion right or a call right, equal to the fair market value of the property, determined at the time of receipt. The Holder's holding period for the property will commence on the day immediately following its receipt.

Special rules will apply if all remaining payments on the optionally exchangeable note become fixed more than six months prior to maturity. For purposes of the preceding sentence, a payment (including an amount payable at maturity) will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, in this case a United States Holder would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the note. A United States Holder's tax basis in the note and the character of any gain or loss on the sale of the note would also be affected. Prospective purchasers are urged to consult their tax advisers concerning the application of these special rules.

Foreign Currency Notes

The following discussion summarizes the principal United States federal income tax consequences to a United States Holder of the ownership and disposition of notes that are denominated in a specified currency other than the U.S. dollar, which we refer to as "foreign currency notes." The tax treatment of currency-linked notes and notes the payment of interest or principal on which are payable in more than one currency or currency units other than the U.S. dollar will be specified in the relevant pricing supplement.

The rules applicable to foreign currency notes could require some or all gain or loss on the sale, exchange or other disposition of a foreign currency note to be recharacterized as ordinary income or loss. The rules applicable to foreign currency notes are complex, and their application may depend on the holder's particular U.S. federal income tax situation. For example, various elections are available under these rules, and whether a United States Holder should make any of these elections may depend on the holder's particular federal income tax situation. United States Holders are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of the ownership and disposition of foreign currency notes.

A United States Holder who uses the cash method of accounting and who receives a payment of qualified stated interest (or who receives proceeds from a sale, exchange or other disposition attributable to accrued interest) in a foreign currency with respect to a foreign currency note will be required to include in income the U.S. dollar value of the foreign currency payment (determined based on a spot rate on the date the payment is received) regardless of whether the payment is in fact converted to U.S. dollars at the time, and this U.S. dollar value will be the United States Holder's tax basis in the foreign currency. A cash-method Holder who receives a payment of qualified stated interest in U.S. dollars pursuant to an option available under such note will be required to include the amount of this payment in income upon receipt.

An accrual-method United States Holder will be required to include in income the U.S. dollar value of the amount of interest income (including OID or market discount, but reduced by acquisition premium and amortizable bond premium, to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a foreign currency note during an accrual period. The U.S. dollar value of the accrued income will be determined by translating the income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. The United States Holder will recognize ordinary income or loss (which will not be treated as interest income or expense) with respect to accrued interest income on the date the interest payment or proceeds from the sale, exchange or other disposition attributable to accrued interest is actually received. The amount of ordinary income or loss recognized will equal the difference between the U.S. dollar value of the foreign currency payment received (determined on the date the payment is received) in respect of the accrual period (or, where a Holder receives U.S. dollars, the amount of the payment in respect of the accrual period) and the U.S. dollar value of interest income that has accrued during the accrual period (as determined above). Rules similar to these rules apply in the case of a cash-method taxpayer required to currently accrue original issue discount or market discount.

An accrual method United States Holder may elect to translate interest income (including OID) into U.S. dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year) or, if the date of receipt is within five business days of the last day of the interest accrual period, the spot rate on the date of receipt. A United States Holder that makes this election must apply it consistently to all debt instruments from year to year and may not change the election without the consent of the Internal Revenue Service.

OID, market discount, acquisition premium and amortizable bond premium on a foreign currency note are to be determined in the relevant foreign currency. Where the taxpayer elects to include market discount in income currently, the amount of market discount will be determined for any accrual period in the relevant foreign currency and then translated into U.S. dollars on the basis of the average rate in effect during the accrual period. Exchange gain or loss realized with respect to such accrued market discount will be determined in accordance with the rules relating to accrued interest described above.

If an election to amortize bond premium is made, amortizable bond premium taken into account on a current basis shall reduce interest income in units of the relevant foreign currency. Exchange gain or loss is realized on amortized bond premium with respect to any period by treating the bond premium amortized in the period in the same manner as on the sale, exchange or retirement of the foreign currency note. Any exchange gain or loss will be ordinary income or loss, as described below. If the election is not made, any loss realized on the sale, exchange or retirement of a foreign currency note (other than to the extent of exchange loss) with amortizable bond premium by a United States Holder who has not elected to amortize the premium will be a capital loss to the extent of the bond premium.

A United States Holder's tax basis in a foreign currency note, and the amount of any subsequent adjustment to the holder's tax basis, will be the U.S. dollar value amount of the foreign currency amount paid for such foreign currency note, or of the foreign currency amount of the adjustment, determined on the date of the purchase or adjustment. A United States Holder who purchases a foreign currency note with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such United States Holder's tax basis in the foreign currency and the U.S. dollar fair market value of the foreign currency note on the date of purchase.

Gain or loss realized upon the sale, exchange or retirement of a foreign currency note that is attributable to fluctuation in currency exchange rates will be ordinary income or loss, which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between (i) the U.S. dollar value of the foreign currency principal amount of the note, determined on the date the payment is received or the note is disposed of, and (ii) the U.S. dollar value of the foreign currency principal amount of the note, determined on the date the United States Holder acquired the note. Payments received that are attributable to accrued interest will be treated in accordance with the rules applicable to payments of interest on foreign currency notes, described above. The foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the United States Holder on the sale, exchange or retirement of the foreign currency note. The source of the foreign currency gain or loss will be determined by reference to the residence of the United States Holder or the "qualified business unit" of the holder on whose books the note is properly reflected. Any gain or loss realized by a United States Holder in excess of a foreign currency gain or loss will be capital gain or loss except to the extent of any accrued market discount or, in the case of short-term note, to the extent of any discount not previously included in the holder's income. If a United States

Holder recognizes a loss upon a sale or other disposition of a foreign currency note and such loss is above certain thresholds, then the Holder may be required to file a disclosure statement with the Internal Revenue Service. United States Holders should consult their tax advisers regarding this reporting obligation.

A United States Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a foreign currency note equal to the U.S. dollar value of the foreign currency, determined at the time of sale, exchange or retirement. A cash-method taxpayer who buys or sells a foreign currency note is required to translate units of foreign currency paid or received into U.S. dollars at the spot rate on the settlement date of the purchase or sale. Accordingly, no exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of the purchase or sale. An accrual-method taxpayer may elect the same treatment for all purchases and sales of foreign currency obligations, provided that the notes are traded on an established securities market. This election may not be changed without the consent of the Internal Revenue Service. Any gain or loss realized by a United States Holder on a sale or other disposition of foreign currency (including its exchange for U.S. dollars or its use to purchase foreign currency notes) will be ordinary income or loss.

Backup Withholding and Information Reporting

Information returns will be filed with the Internal Revenue Service in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A United States Holder may be subject to U.S. backup withholding on these payments if it fails to provide its tax identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the Holder's U.S. federal income tax liability and may entitle them to a refund, provided that the required information is furnished to the Internal Revenue Service.

Tax Consequences to Non-United States Holders

As used herein, the term "Non-United States Holder" means a beneficial owner of a note for United States federal income tax purposes that is:

- an individual who is classified as a nonresident for U.S. federal income tax purposes;

- a foreign corporation; or

- a foreign estate or trust.

"Non-United States Holder" does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such a holder is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Subject to the discussion below concerning backup withholding, payments of principal and interest (including OID, if any) on the notes by us or any paying agent to any Non-United States Holder will not be subject to United States federal withholding tax, provided that, in the case of interest, (i) the Non-United States Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and (ii) if the note is a registered note, the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below. Additionally, subject to the discussion below concerning backup withholding, a Non-United States Holder of a note will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such note, unless the gain is effectively connected with the conduct by the holder of a trade or business in the United States, subject to an applicable income tax treaty providing otherwise.

Certification Requirement

Interest and original issue discount will not be exempt from withholding tax unless the Non-United States Holder certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person. The exemption will not apply to contingent interest if the amount of the interest is determined with reference to our financial performance or the financial performance of a related person or with reference to changes in the value of our or a related person's assets. Unless otherwise provided in the applicable pricing supplement, we do not expect to pay this type of interest.

If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if interest (including OID) on the note is effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a United States Holder (see "Tax Consequences to United States Holders," above), subject to an applicable income tax treaty providing otherwise, except that the Holder will be required to provide to the Company a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax.

Subject to benefits provided by an applicable estate tax treaty, a note or coupon held by an individual who is a Non-United States Holder may be subject to United States federal estate tax upon the Holder's death if, at such time, interest payments on the note would have been:

- subject to United States federal withholding tax (even if the W-8BEN certification requirement described above were satisfied); or

- effectively connected with the conduct by the Holder of a trade or business in the United States.

Backup Withholding and Information Reporting

Information returns will be filed with the Internal Revenue Service in connection with payments on the notes. Unless the Non-United States Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of the notes, and the Non-United States Holder may be subject to United States backup withholding on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding on interest and OID described above, will suffice to avoid backup withholding tax as well. The amount of any backup withholding from a payment to a Non-United States Holder will be allowed as a credit against the Non-United States Holder's United States federal income tax liability and may entitle the Non-United States Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

The federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their own tax advisers with respect to the tax consequences to them of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

PLAN OF DISTRIBUTION

We are offering the Series E securities on a continuing basis through J.P. Morgan Securities Inc. ("JPMSI"), which we refer to as the "agent" to the extent it is named in the applicable pricing supplement. In addition, we may offer the Series E notes through certain other agents to be named in the applicable pricing supplement. The agent has agreed and any additional agents will agree to use reasonable efforts to solicit offers to purchase these securities. We will have the sole right to accept offers to purchase these securities and may reject any offer in whole or in part. Each agent may reject, in whole or in part, any offer it solicited to purchase securities. We will pay an agent, in connection with sales of these securities resulting from a solicitation that agent made or an offer to purchase the agent received, a commission as set forth in the applicable pricing supplement.

We may also sell these securities to an agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the applicable pricing supplement. That agent may resell these securities to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that agent determines and as we will specify in the applicable pricing supplement. An agent may offer the securities it has purchased as principal to other dealers. That agent may sell the securities to any dealer at a discount and, unless otherwise specified in the applicable pricing supplement, the discount allowed to any dealer will not be in excess of the discount that agent will receive from us. After the initial public offering of securities that the agent is to resell on a fixed public offering price basis, the agent may change the public offering price, concession and discount.

The agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended. We and the agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the agent for specified expenses.

We estimate that we will spend approximately $50,000 for printing, rating agency, trustee and legal fees and other expenses allocable to the offering.

Unless otherwise provided in the applicable pricing supplement, we do not intend to apply for the listing of these securities on a national securities exchange, but we have been advised by the agent that it intends to make a market in these securities or, if separable, any other securities included in units, as applicable laws and regulations permit. The agent is not obligated to do so, however, and the agent may discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for these securities or, if separable, any other securities included in units.

JPMSI is our wholly owned indirect subsidiary. To the extent it is named in the applicable pricing supplement, each offering of these securities will be conducted in compliance with the requirements of Rule 2720 of the NASD regarding an NASD member firm's distributing the securities of an affiliate. Following the initial distribution of these securities, each agent may offer and sell those securities in the course of its business as a broker-dealer. An agent may act as principal or agent in those transactions and will make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. The agents are not obligated to make a market in any of these securities or any other securities included in units and may discontinue any market-making activities at any time without notice.

Series E Notes, Series E Warrants and Series E Units Offered on a Global Basis

If the applicable pricing supplement indicates that any of our Series E medium-term notes, Series E warrants or Series E units will be offered on a global basis, those registered global securities will be offered for sale in those jurisdictions outside of the United States where it is legal to make offers for sale of those securities.

The agent has represented and agreed, and any other agent through which we may offer any Series E medium-term notes, Series E warrants or Series E units on a global basis will represent and agree, that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes the applicable pricing supplement, this prospectus supplement or the accompanying prospectus and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities, and we shall not have responsibility for the agent's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

With respect to sales in any jurisdictions outside of the United States of such securities offered on a global basis, purchasers of any such securities may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

LEGAL MATTERS

The validity of the notes, warrants and units will be passed upon for JPMorgan Chase & Co. by Simpson Thacher & Bartlett LLP. Davis Polk & Wardwell will pass upon certain legal matters relating to the notes, warrants and units for the agents. Each of Simpson Thacher & Bartlett LLP and Davis Polk & Wardwell has in the past represented JPMorgan Chase & Co. and its affiliates, and continues to represent JPMorgan Chase & Co. and its affiliates on a regular basis and in a variety of matters.